Filed by Keyarch Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Commission File No. 001-41243

Subject Company: Keyarch Acquisition Corp.

Zooz Power Ltd.

The following is an English translation of a Hebrew Immediate Report that was published November 26, 2023 by Zooz Power Ltd. on the Tel Aviv Stock Exchange.

This is an English translation of a Hebrew Immediate Report that was published November 26, 2023 by Zooz Power Ltd. (hereafter: the “Hebrew Version”). This English version is for convenience purposes only. This is not an official translation and has no binding force. While reasonable care and skill have been exercised in the preparation, no translation can perfectly reflect the Hebrew Version. In any discrepancy between the Hebrew Version and this translation, the Hebrew Version shall prevail.

ZOOZ Power Ltd

(“the Company”)

Date: November 26th, 2023

To:	To:
Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Dear Sir/Madam,

Re: Receipt of a Purchase Order realizing first entry into the UK market

1.	The Company is pleased to announce receipt of a Purchase Order (“PO”) for a ZOOZTER™-100 system, which realizes first entry for the Company into the UK market, and initiates collaboration with one of the leading CPOs in the UK (the “Partner” and with the Company the “Parties”).

2.	The Parties agreed to collaborate and establish a first charging site in the UK where the limited grid will be supported by ZOOZ’s innovative kinetic Power Booster, the ZOOZTER™-100, enabling to upgrade the charging site with 150kW ultra-fast chargers, despite the power limitations of the electric grid on site.

3.	The Parties plan to build the site during the next few weeks, and then the ZOOZTER™-100 will be evaluated by the Partner for a period of 6 months, while the charging site is commercially operational. Following successful evaluation, the purchase of the ZOOZTER™-100 system will be completed, according to terms agreed by the Parties.

4.	The UK market is globally one of the leading territories showing accelerated adoption of electrical vehicles (EVs) and rapidly growing public fast-charging infrastructure, and as such, the UK market was designated by the Company as a strategic territory for the ZOOZTER™-100 market penetration and commercialization. Therefore, the Company considers this PO as a major milestone with significant potential, as a first move into the UK market, being realized while collaborating with one of the leading CPOs in the UK.

5.	The Parties plan to leverage this site for demonstrations of their joint innovative solution to other UK customers, to have this site as a show case of the technology’s added value, and to promote this solution for other sites and customers in the UK.

The information set forth above regarding the success of the ZOOZTER™-100 evaluation, the success of this collaboration and/or sales or agreements that may be based on this PO constitutes “Forward-looking Information” as defined in the Securities Law, 5728-1968, based on the Company’s assessments of future developments and events whose date of occurrence, if any, is uncertain and is not under the control of the Company. These assessments may not materialize, in whole or in part, or may be realized differently than assessed by the Company as a result of various factors, including the realization of any of the Company’s risk factors listed in section 1.3.36 in the chapter describing the corporation’s business in the Company’s 2022 Periodic Report published on March 5, 2023 (reference no: 2023-01-023766).

Sincerely,
ZOOZ Power Ltd.

Signed By:	Boaz Weizer, CEO

Forward-Looking Statements

This communication is provided for informational purposes only and may contain information with respect to a proposed business combination (the “Proposed Business Combination”) among ZOOZ, Keyarch Acquisition Corporation, a Cayman Islands exempted company (“Keyarch”) and Zooz Power Cayman, a Cayman Islands exempted company and a wholly owned subsidiary of Zooz (“Merger Sub”), pursuant and subject to which at the closing of the transactions contemplated thereby as provided in the business combination agreement regarding such transactions (collectively, the “Transactions”), Keyarch would merge with Merger Sub and Keyarch would become a subsidiary of ZOOZ. No representations or warranties, express or implied are given in, or in respect of, this communication. In addition, this communication does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of the Proposed Business Combination.

This communication contains, and certain oral statements made by representatives of Keyarch and ZOOZ and their respective affiliates, from time to time may contain, “forward-looking statements.” Keyarch’s and ZOOZ’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements include, without limitation, Keyarch’s and ZOOZ’s expectations with respect to future performance and anticipated financial impacts of the Transactions, the satisfaction of the closing conditions to the Transactions and the timing of the completion of the Transactions. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Keyarch or ZOOZ and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the inability of the parties to successfully or timely consummate the Transactions, including the risk that any required regulatory or other approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company following the Transactions (the “Company”) or the expected benefits of the Transactions, if not obtained; (ii) the failure to realize the anticipated benefits of the Transactions; (iii) the ability of Keyarch prior to the Transactions, and the Company following the Transactions, to maintain or list, as applicable, the Company’s shares on Nasdaq and TASE, including the ability to meet stock exchange listing standards following the consummation of the proposed Transactions; (iv) costs related to the Transactions; (v) the failure to satisfy the conditions to the consummation of the Transactions, including the approval of the Business Combination Agreement by the shareholders of Keyarch and ZOOZ, and the satisfaction of the minimum cash requirement of the Business Combination Agreement following any redemptions by Keyarch’s public shareholders; (vi) the risk that the Transactions may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; (vii) the outcome of any legal proceedings that may be instituted against Keyarch or ZOOZ related to the Transactions; (viii) the attraction and retention of qualified directors, officers, employees and key personnel of Keyarch and ZOOZ prior to the Transactions, and the Company following the Transactions (ix) the ability of Zooz prior to the Transactions, and the Company following the Transactions to maintain relationships with its suppliers and customers and the effect of the Transactions on its operating results and businesses in general; (x) the ability of the Company to compete effectively in a highly competitive market; (xi) the ability to protect and enhance ZOOZ’s corporate reputation and brand; (xii) the impact from future regulatory, judicial, and legislative changes to ZOOZ’s or the Company’s industry; (xiii) competition from larger technology companies that have greater resources, technology, relationships and/or expertise; (xiv) future financial performance of the Company following the Transactions, including the ability of future revenues to meet projected annual revenues; (xv) the ability of the Company to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; (xvi) the ability of the Company to generate sufficient revenue from each of its revenue streams; (xvii) the ability of the Company’s patents and patent applications to protect the Company’s core technologies from competitors; (xviii) the Company’s ability to manage its marketing relationships and realize projected revenues from customers; (xix) the Company’s ability to meet its product and/or service sales targets; (xx) the Company’s ability to execute its business plans and strategy; (xxi) the occurrence of a material adverse change with respect to the financial position, performance, operations or prospects of Keyarch or ZOOZ; (xxii) the disruption of ZOOZ’s management’s time from ongoing business operations due to the announcement and consummation of the proposed Transactions; (xxiii) announcements relating to the transaction having an adverse effect on the market price of Keyarch’s securities and/or Zooz’s securities; (xxiv) risks associated with ZOOZ being an Israeli company located in Israel and the effect of any judicial reforms, security and terrorist activity in or affecting Israel; (xxv) the lack of a third party valuation in determining whether or not to pursue the proposed Transactions; (xxvi) limited liquidity and trading of Keyarch’s and/or ZOOZ’s securities; (xxvii) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for ZOOZ and/or Keyarch; and (xxviii) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC, the TASE or the ISA by Keyarch or ZOOZ. Keyarch or ZOOZ caution that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Forward-looking statements relate only to the date they are made, and readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Keyarch and ZOOZ undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made whether as a result of new information, future events or otherwise, subject to applicable law.

Readers are referred to the most recent reports filed with the SEC by Keyarch and, as applicable, ZOOZ. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and neither Keyarch nor ZOOZ undertakes any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

Important Information and Where to Find It

ZOOZ intends to file with the SEC a Registration Statement on Form F-4, which will include a proxy statement of Keyarch that constitutes a prospectus for ZOOZ securities and a proxy statement for Keyarch’s shareholders (the “Registration Statement”). The Registration Statement has not been filed with or declared effective by the SEC. Promptly after the Registration Statement is declared effective by the SEC, Keyarch will mail the definitive proxy statement and a proxy card to its shareholders. Investors and securityholders of Keyarch and other interested persons are advised to read, when available, the preliminary proxy statement to be filed with the SEC, and amendments thereto, and the definitive proxy statement in connection with Keyarch’s solicitation of proxies for the extraordinary general meeting to be held to approve the Business Combination Agreement and the Transactions because these documents will contain important information about ZOOZ, Keyarch, the Company, the Business Combination Agreement and the Transactions. The definitive proxy statement will be mailed to shareholders of Keyarch as of a record date to be established in the future for voting on the Business Combination Agreement and the Transactions. The Registration Statement, including the definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the Transactions (when they become available), and any other documents filed by Keyarch with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov) or by writing to Keyarch at: 275 Madison Avenue, 39th Floor, New York, New York 10016. This communication does not contain all the information that should be considered concerning the proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Transactions. This communication is not a substitute for any registration statement or for any other document that ZOOZ or Keyarch may file with the SEC in connection with the proposed Transactions. Investors and security holders are urged to read the documents filed with the SEC when they become available because they will contain important information about the Transactions and the relevant participants.

Participants in the Solicitation

ZOOZ, Keyarch, and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from the holders of Keyarch securities in respect of the proposed Transactions. Information regarding Keyarch’s directors and executive officers and their ownership of Keyarch’s securities is set forth in Keyarch’s filings with the SEC, including its Definitive Proxy Statement on Schedule 14A filed with the SEC on June 26, 2023, its Annual Report on Form 10-K filed on March 31, 2023 and its Quarterly Report on Form 10-Q filed on November 13, 2023. Additional information regarding the interests of the participants in the proxy solicitation will be included in the Registration Statement when it becomes available. These documents can be obtained free of charge from the sources indicated above.

No Solicitation or Offer

This communication shall not constitute an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities pursuant to the proposed Transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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